Exhibit 12
DST Systems, Inc. Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	2017	2016	2015	2014	2013
Pretax income from continuing operations before adjustment for non-controlling interest and income or loss from equity investees	$477.4	$252.0	$413.4	$710.0	$480.5
Add:
Fixed Charges	36.4	30.9	31.7	35.2	42.2
Amortization of capitalized interest	—	—	—	0.1	0.1
Distributed earnings of equity investees	—	0.4	3.5	1.8	129.4
Subtract:
Capitalized interest	—	—	—	—	—
Pretax loss attributable to non-controlling interest	0.9	(1.4)	(0.1)	—	—
Pretax income as adjusted	$512.9	$284.7	$448.7	$747.1	$652.2

Fixed charges:
Interest expense	$26.8	$23.5	$23.8	$26.3	$34.2
Interest capitalized	—	—	—	—	—
	26.8	23.5	23.8	26.3	34.2
Portion of rents representative of an appropriate interest factor	9.6	7.4	7.9	8.9	8.0
Total fixed charges	$36.4	$30.9	$31.7	$35.2	$42.2

Ratio of earnings to fixed charges	14.1	9.2	14.2	21.2	15.5